Contact

www.linkedin.com/in/jeff-church-06841629 (LinkedIn)
teamchurch.co (Company)

Top Skills

Customer Acquisition
Acquisitions
Social Entrepreneurship

Honors-Awards

Ernst & Young Entrepreneur of the Year for the San Diego region - 2015
2015 BEVNET Person of the Year
Whole Foods Market 2013 - Supplier of the Year
BEVNET 2013 - Product of the Year

Jeff Church

Serial Entrepreneur | CPG Consultant & Advisor
San Diego Metropolitan Area

Summary

With over 35 years of entrepreneurial experience, I am passionate about creating, building, and ultimately selling consumer brands that are market disruptors and that make a positive impact in the world. I am the founder and CEO of TeamChurch.co, a platform for me that involves: 1) high impact consulting and fund raising for CPG brands; 2) public speaking and 3) finishing up my book on the Suja story and entrepreneurship. Woven through it all is a compelling desire to share with aspiring entrepreneurs both the successes and losses that I've incurred along the way with the hopes that my experiences can be others' short cuts.

One of my proudest achievements was co-founding and leading Suja Juice, the leading cold-pressed juice brand in the US, which grew to over $100 million in revenue in just six years. I was honored to receive the Ernst & Young Entrepreneur of the Year award and the BevNet Person of the Year award for my role in Suja's success. I have a MBA from Harvard Business School and a CPA background from Ernst & Young. I enjoy working with people who share my values and vision, and who are committed to making a difference in the world.

Experience

CPG Brand Accelerator
Founder
January 2024 - Present (11 months)
San Diego, California, United States

TeamChurch.co is focused on teaching you the tools and skills that you'll need if you want to avoid costly and avoidable mistakes and painful lessons learned.

Melting Forest
Advisor
August 2023 - Present (1 year 4 months)
Los Angeles, California, United States

Juni Adaptogenic Sparkling Tea
Strategic Advisor
June 2023 - Present (1 year 6 months)
San Diego, California, United States

I love working with Juni. to be able to work with celebrities and leaders such as Jay and Radhi Shetty and Kim Perell and the rest of the team is amazing and highly motivating!

Live Pure Smoothie Cubes
Strategic Advisor
June 2023 - Present (1 year 6 months)
San Diego, California, United States

It's great when you get to work for a brand whose products you love, love the frozen smoothie cubes from Live Pure. I can literally make my own smoothie in less than 1 minute and with no waste!

TeamChurch.co
Co-Founder and Chief Executive Officer
October 2019 - Present (5 years 2 months)
Greater San Diego Area

We created TeamChurch.co in order to teach our learnings to other aspiring, committed entrepreneurs so that they don't have to go through their entire careers and repeat avoidable mistakes and miscalculations that we all go through and instead can accelerate their wisdom in a matter of days versus decades. With incredible humility and gratitude, we seek to create what we hope will be a road map for entrepreneurs as they embark on their aspirational journey towards success. TeamChurch.co is focused on anything "disruptive," preferably between $1m and $10m in revenue, pre-institutional capital for investment and/or disruptively growing where we can add value for advising or mentoring. Check us out at http://TeamChurch.co and feel free to shoot me a message at mailto: Jeff@TeamChurch.co   I'll be on the lookout. Excited to start to share more of this journey with you!

Rowdy Energy
CEO and Co-Founder
February 2020 - October 2023 (3 years 9 months)
San Diego, California, United States

Suja Juice
Co-Founder and CEO
May 2012 - January 2020 (7 years 9 months)

Greater San Diego Area

Suja is the leading Cold Pressed Juice brand in the United States. Jeff co-founded and until recently was the only CEO of Suja. Suja is a platform or lifestyle brand that stands for authenticity, transparency and making organics a “grocery” item versus a “luxury” item. Jeff and his team built Suja into over a $100 million brand in just six years since its inception in 2012. Along the way Suja was blessed with many accolades, among which are a few of the most important to me include being awarded Whole Foods Supplier of the Year, in just our second year and Inc 5000’s fastest growing food and beverage brand in 2015 and 13th fastest growing overall. In 2015, Suja sold a 50% stake, valuing the enterprise at $300 million, to Coca-Cola and other investors. Mostly we are proud that in just seven years since we started Suja we not only have created good jobs for 275 people in San Diego but we also have helped people where ever they may be on their journey to an improved health and wellness state.

NIKA Water Company

Co-Founder and Chief Executive Officer
January 2009 - January 2013 (4 years 1 month)
Greater San Diego Area

Nika is a purified, premium bottled water business that donates 100% of its profits to clean water and poverty alleviation projects throughout the world. NIKA is a caused based bottled water brand. During Nika's four year build, we were privileged to bring clean water, education and micro finance to over 30,000 people.

Lynx Grills, Inc.

Acquirer and Chief Executive Officer
January 2003 - January 2006 (3 years 1 month)
Greater Los Angeles Area

Lynx is a high end outdoor barbeque consumer brand focused on premium stainless steel BBQ's that include the latest in innovation with features such as: sear zone, lift assist and push and turn ignition. Lynx is know for its high quality and innovative nature. Jeff and an investment group acquired Lynx in 2003 after a period of under investment in the brand and Jeff and group brought innovation and cogs reductions to Lynx and sold the brand 3 years later for an investor return of 3.8x.

Aztec Concrete Accessories

Acquirer and Chief Executive Officer

January 1999 - January 2003 (4 years 1 month)
Greater Los Angeles Area

Aztec is a "disruptor" in the construction accessories space. The first plastic injection molded rebar supports was developed and introduced by Aztec Concrete Accessories. Aztec led the disruption to an old and tired metal based industry segment by introducing lighter weight, non corrosive and lower cost than their metal based counter parts. Jeff acquired Aztec subsequent to leaving Erico in 1999 with $3 million in equity and the rest in financing. Three years later, net of debt the equity value was monetized at $21m representing an 8x return on capital invests.

ERICO International
President - North and South America
June 1988 - January 1999 (10 years 8 months)
Cleveland/Akron, Ohio Area

North and South American Businesses / Minority Owner

Manufacturer and marketer of diversified electrical, industrial, construction and railway products.

Specific Accomplishments
Participated in a Leveraged Buyout of the Company. Ultimately sold personal equity for a 20x return on capital.
As General Manager with complete P&L responsibility, grew the business from $110 million to $200 million in revenues over a four-year period.
Successfully acquired and integrated numerous businesses
Globally repositioned the business from a collection of 32 independent country based subsidiaries to three business regions with a market-based focus.
Implemented a business enterprise, MRP based system called Mac Pac across multiple locations and multiple countries.
Developed and implemented an MBO program throughout the Company.
Initial position was as Plant Manager of a troubled manufacturing company.
Implemented lean manufacturing techniques to reduce press set up time.
Trained on SMED (Single Minute Exchange of Dies).
Managed capital expenditure program.
Reduced material cost $10 million annually through global supply chain realignment.
Introduced product redesigns lowering annual cost $5 million.

Built a world class Copper Bonded Ground Rod manufacturing plant on budget and on time. Transitioned the product from a high variable cost to a low variable cost and earned a dramatic increase in market share.

Various
Board member
October 1998 - October 1998 (1 month)

Various independent board positions between 1998 and 2019

Ernst & Young, LLP
Auditor and Merger & Acquisition Associate
September 1983 - January 1986 (2 years 5 months)

Leading accounting and auditing consulting company.

Specific Accomplishments:
Spent two years performing financial audits on a variety of different companies in different industries.
Spent one year in the merger and acquisition department performing buy and sell side acquisition work for clients.

Education

Harvard Business School
MBA, General · (1987 - 1988)

Michigan State University
BA, Accounting · (1979 - 1983)